Exhibit (a)(1)(R)

Supplement to the
Offer to Purchase for Cash
by
The Home Depot, Inc.
of
Up to 250 Million Shares of its Common Stock
Purchase Price not greater than $42.00
nor less than $37.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 31, 2007, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

On July 10, 2007, The Home Depot, Inc., a Delaware corporation (the “Company,” “Home Depot,” “our,” “we” or “us”), distributed an Offer to Purchase (the “Original Offer to Purchase”) and a related Letter of Transmittal (the “Original Letter of Transmittal”) in connection with its offer to purchase for cash up to 250 million shares of its common stock, $0.05 par value per share (the “common stock”), at a price not greater than $44.00 per share nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Original Offer to Purchase and the Original Letter of Transmittal. The tender offer was previously scheduled to expire at 5:00 P.M., New York City time, on August 16, 2007.

The Company, by this supplement (the “Supplement,” together with the Original Offer to Purchase, the “Offer to Purchase”), amends the Original Offer to Purchase. The Offer to Purchase, together with the Amended Letter of Transmittal included herewith, constitutes the “Offer.”

The Company has decreased the price per share at which shareholders may tender shares, to a price not greater than $42.00 per share nor less than $37.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest thereon. The Company has also changed the condition to the Offer relating to a decline in the Company’s share price and extended the Offer to the Expiration Time.

We expect to fund the purchase of shares in the Offer with the net proceeds from the sale of HD Supply and with available cash (or, if the sale of HD Supply has not been completed when we pay for the shares, through direct loans under, or issuances of commercial paper supported by, our Tender Offer Financing Facility (“Borrowings”), to be entered into by us, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates (the “Tender Offer Financing Facility”) and with available cash). The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions, including our ability to effect up to $10.0 billion of Borrowings under the Tender Offer Financing Facility (if we have not received the proceeds from the sale of HD Supply) (the “Financing Condition”). See Sections 7 and 9.

If you have already tendered your shares (or directed or instructed that your shares be tendered) and you wish to withdraw the tender of such shares, you may do so by delivering a written notice of withdrawal to the Depositary at any time prior to the Expiration Time and following the instructions described in Section 4. If you have tendered your shares by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct that person to arrange for the withdrawal of your shares. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

You may direct questions and requests for assistance, or for additional copies of this Supplement, the Original Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery, to D. F. King & Co., Inc., which is acting as the Information Agent, or to Lehman Brothers Inc., which is the Lead Dealer Manager, or Merrill Lynch & Co., which is the Co-Dealer Manager for the Offer. Their addresses and telephone numbers appear on the back cover of this Supplement.

The Lead Dealer Manager for the Offer is:	The Co-Dealer Manager for the Offer is:
Lehman Brothers	Merrill Lynch & Co.

Supplement to Offer to Purchase dated August 10, 2007

IMPORTANT

The following amendments and supplements to the information contained in the Original Offer to Purchase are keyed to the headings in the Original Offer to Purchase. Shareholders should read the Original Offer to Purchase and the Amended Letter of Transmittal in conjunction with this Supplement in considering whether to tender their shares. Terms defined in the Original Offer to Purchase and used in this Supplement but not otherwise defined in this Supplement have the meanings assigned to them in the Original Offer to Purchase.

IF YOUR SHARES ARE NOT CURRENTLY TENDERED AND YOU WISH TO TENDER ALL OR ANY PORTION OF YOUR SHARES, YOU SHOULD FOLLOW THE INSTRUCTIONS DESCRIBED IN SECTION 3.

THE FOLLOWING PERSONS DO NOT NEED TO TAKE ANY ACTION IN RESPONSE TO THIS SUPPLEMENT:

•	shareholders that have already tendered shares under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including shareholders who checked the box captioned “Shares Tendered at Price Determined Under the Tender Offer” in the Original Letter of Transmittal or in the instruction form provided to them by a broker, dealer, commercial bank, trust company or other nominee, and that do not wish to change that direction;

•	participants in The Home Depot FutureBuilder Plan or The Home Depot FutureBuilder Plan for Puerto Rico (together, the “FutureBuilder Plans”) who have already instructed the plan trustee to tender their shares held in such plans under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “TBD” in the election form relating to such plans, and who do not wish to change that direction;

•	participants in The Home Depot of Canada Inc. Retirement Savings Plan or The Home Depot of Canada Inc. Deferred Profit Sharing Plan (together, the “Canada Plans”) who have already instructed the plan trustee to tender their shares held in such plans under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “2” in the election form relating to such plans, and who do not wish to change that direction; and

•	participants in our Employee Stock Purchase Plan (the “ESPP”) who have already instructed the plan trustee to tender their shares held in such plan under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “2” in the election form relating to such plan, and who do not wish to change that direction.

If you do not meet one of the limited exceptions described above (including, for example, if you have already tendered shares and indicated a price between (and including) $42.25 and $44.00 per share, or a price between $39.00 and $42.00 per share and wish to change that direction) and you desire to tender all or any portion of your shares, you must do one of the following prior to the Expiration Time:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you through the book-entry transfer facility;

•	if you hold certificates or Direct Registration System (“DRS”) shares in your own name, you must complete and sign an Amended Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares or the amount of DRS shares you wish to tender and any other documents required by the Amended Letter of Transmittal to Computershare, Inc. (“Computershare”), the Depositary for the Offer (provided that if you have already sent your share certificates to Computershare in connection with a now invalid tender pursuant to the Original Letter of Transmittal, you do not need to send share certificates as Computershare has retained possession of such shares);

•	if you are an institution participating in the book-entry transfer facility, you must tender your shares according to the procedure for book-entry transfer described in Section 3;

•	if you are unable to timely deliver the certificates for the shares or the other required documents to Computershare or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3 (including delivery of an Amended Notice of Guaranteed Delivery);

•	if you are a participant in a FutureBuilder Plan or a Canada Plan (together the “Savings and Retirement Plans”), and you wish to tender any of your shares held in any of those plans, you must follow the separate instructions and procedures described in Section 3 (including an earlier deadline for delivering materials) and you must review the separate materials related to the applicable plans enclosed with the Offer to Purchase and this Supplement for instructions; however, FutureBuilder Plan participants should be aware that the delivery of an Amended Election Form will supersede any prior instructions (whether or not these prior instructions would otherwise remain valid, in whole or in part) and your prior instructions shall be deemed withdrawn;

•	if you hold shares in our DepotDirect Plan, you may tender such shares by completing and signing the Amended Letter of Transmittal, including the appropriate section for shares acquired through the DepotDirect Plan;

•	if you hold shares through the ESPP and you wish to tender any of such shares, you must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase (including an earlier deadline for delivering materials) and you must review the separate ESPP materials enclosed with the Offer to Purchase and this Supplement for instructions;

•	if your previous tender remains valid but you wish to change your directions, you must withdraw your shares and resubmit them with your new directions in accordance with the appropriate instructions described above; and

•	if you are a holder of vested options to purchase shares under our equity compensation plans, you may exercise your vested options and tender any of the shares issued upon exercise; however, exercises of options cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you do not meet one of the limited exceptions described above you must properly complete the Amended Letter of Transmittal, including the section relating to the price at which you are tendering shares, to validly tender shares other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee or shares held in the Savings and Retirement Plans or shares held through the ESPP.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” If you agree to accept the purchase price determined pursuant to the Offer, your shares will be deemed to be tendered at the minimum price of $37.00 per share. You should understand that this election may lower the purchase price paid for shares in the Offer and could result in your shares being purchased at the minimum price of $37.00 per share.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer or as to the purchase price or prices at which you should tender your shares. You should rely only on the information contained in this Supplement and the Original Offer to Purchase or to which we have referred you. Our delivery of this Supplement shall not under any circumstances create any implication that the information contained in this Supplement or the Original Offer to Purchase is correct as of any time after the date hereof or thereof or that there have been no changes in the information included or incorporated by reference herein or in the affairs of Home Depot or any of its subsidiaries or affiliates since the date hereof or thereof. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than the information and representations contained in this Supplement and the Original Offer to Purchase or in the related Amended Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary or the Information Agent.

Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.

The tender offer is hereby amended and supplemented as follows:

All references in the Original Offer to Purchase and in the related tender offer documents to the price range for the Offer or the price at which we are offering to purchase shares now mean a price of not greater than $42.00 per share nor less than $37.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. All references to the minimum price in the Offer (previously $39.00 per share) now mean a minimum price of $37.00 per share and all references to the maximum price in the Offer (previously $44.00 per share) now mean a maximum price of $42.00 per share. All references to the aggregate purchase price assuming a purchase price at the minimum price in the Offer now mean an aggregate purchase price of $9.25 billion and all references to the aggregate purchase price assuming a purchase price at the maximum price in the Offer now mean an aggregate purchase price of $10.5 billion.

All references to the Expiration Time in the Original Offer to Purchase or the related tender offer documents now mean 5:00 P.M., New York City time, on August 31, 2007 (the “Expiration Time”) unless we, in our sole discretion, further extend the period of time during which the Offer will remain open or terminate the Offer.

All references to the Notice of Guaranteed Delivery, the Election Form for participants in the FutureBuilder Plans, the Election Form for participants in the Canada Plans, and the Election Form for participants in the ESPP now mean the Amended Notice of Guaranteed Delivery, the Amended Election Form for participants in the FutureBuilder Plans, the Amended Election Form for participants in the Canada Plans, and the Amended Election Form for participants in the ESPP, respectively.

TABLE OF CONTENTS

SUMMARY TERM SHEET	i
INTRODUCTION	1
TENDER OFFER	2
1. Procedures for Tendering Shares	2
2. Conditions of the Tender Offer	2
3. Price Range of the Shares; Dividends	3
4. Source and Amount of Funds	3
5. Certain Financial Information	3
6. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares	4

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. In this Supplement and the Original Offer to Purchase, we use the terms the “Company,” “Home Depot,” “our,” “we” and “us” to refer to The Home Depot, Inc. and its subsidiaries. We refer to the shares of our common stock as the “shares.” This summary term sheet highlights only certain material information. We urge you to read this Supplement, the Original Offer to Purchase and the Amended Letter of Transmittal in their entirety because they contain the full details of the Offer. We have included references to the sections of the Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?

The Home Depot, Inc.

What is the Company offering to purchase?

We are offering to purchase up to 250 million shares of our common stock. In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares. We may purchase additional shares representing up to 2% of the outstanding shares, or approximately 39.6 million additional shares, without extending the expiration date of the Offer. See Section 1.

What is the purpose of the Offer?

On June 19, 2007, we announced a strategic plan to enhance shareholder value by entering into an agreement to sell HD Supply, focusing our operations exclusively on our retail business and executing a recapitalization plan under which we will repurchase up to $22.5 billion in shares. This tender offer is one element of the $22.5 billion of expected share repurchases. Additional share repurchases may be made in the form of open market purchases, accelerated share repurchases and/or additional tender offers, the details of which would be announced at a later time. The Offer is expected to be funded from the sale of HD Supply (approximately $9.5 billion of net proceeds) and available cash balances or, in the event that the sale of HD Supply does not close before we pay for the shares we purchase in the Offer, from Borrowings under the Tender Offer Financing Facility and available cash balances. Any additional share repurchases are expected to be funded from the Company’s issuance of debt securities (up to $12.0 billion) and additional cash balances. Our Board of Directors has determined that, in light of this strategic plan, the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our shareholders. See Section 2 for additional information about our strategic plan and Section 10 for pro forma financial data to reflect the Offer.

Our Board of Directors believes that the Offer will provide shareholders with the opportunity to tender their shares and thereby receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. Alternatively, shareholders may elect not to participate in the Offer and thereby increase their percentage ownership of Home Depot following the completion of the Offer. See Section 2.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for the Offer is $37.00 to $42.00 per share. We changed the price range for the Offer from the range stated in the Original Offer to Purchase as a result of current conditions in the financial markets.

The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering shareholders, we can purchase 250 million shares, or such lesser number of shares as are validly tendered. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. We will determine the purchase price for tendered shares promptly after the Offer expires. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

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If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Amended Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” If you agree to accept the purchase price determined under the Offer, your shares will be deemed to be tendered at the minimum price of $37.00 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $37.00 per share.

How many shares will the Company purchase in the Offer?

We will purchase up to 250 million shares in the Offer (representing approximately 12.6% of our outstanding shares as of July 27, 2007), or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. If more than 250 million shares are tendered, we will purchase shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and conditional tenders for which the condition was not met, which we will not purchase (except as described in Section 6). See Sections 1 and 7.

In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares, or approximately 39.6 million additional shares without extending the Offer. See Section 1. We also expressly reserve the right, in our sole discretion, to purchase additional shares in excess of 2% of all outstanding shares subject to applicable legal requirements. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions, including the Financing Condition. See Section 7.

How will the Company pay for the shares?

Assuming we purchase 250 million shares in the Offer at the maximum purchase price of $42.00 per share, the aggregate purchase price will be $10.5 billion. We intend to pay for the shares purchased in the Offer with $9.5 billion of net proceeds from the sale of HD Supply and $1.0 billion of available cash. If the sale of HD Supply has not been completed when we are required to pay for the shares, we expect to fund the Offer with up to $10.0 billion from Borrowings under our Tender Offer Financing Facility and $0.5 billion of available cash (with Borrowings being reduced to the extent the aggregate price for shares purchased in the Offer is less than $10.5 billion). We anticipate that any Borrowings under the Tender Offer Financing Facility would be repaid primarily with the net proceeds of the sale of HD Supply or debt issuances and cash on hand. See Section 9.

On August 9, 2007, we announced that we were in discussions with the prospective purchasers of HD Supply for the purpose of restructuring the agreement for the sale of HD Supply, and that these discussions could result in a reduction of the agreed-upon purchase price. To the extent, if any, that there is any reduction in the net proceeds from the sale of HD Supply, we expect to use additional available cash to pay for the shares in the Offer.

How long do I have to tender my shares; can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires. The Offer will expire on Friday, August 31, 2007, at 5:00 p.m., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to tender shares on your behalf. We urge you to contact your nominee to find out their deadline.

If you wish to tender shares held in the FutureBuilder Plans, the Canada Plans, or the ESPP, you will have an earlier deadline. The deadline is two business days prior to the Expiration Time in the case of the FutureBuilder Plans and three business days prior to the Expiration Time in the case of the Canada Plans and the ESPP. See Section 3.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 16. We cannot assure you that we will further extend the Offer or indicate the length of any further extension that we may provide. If we extend the Offer, we will delay the acceptance for payment of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Sections 7 and 16.

How will I be notified if the Company extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will issue a press release if we materially amend the terms of the Offer. See Section 16.

What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Time, including, but not limited to:

•	our ability to effect Borrowings of up to $10.0 billion under the Tender Offer Financing Facility, if we have not received the proceeds from the sale of HD Supply by the Expiration Time (the conditions applicable to borrowing under this facility are described in Section 9);

•	no legal action shall have been threatened, instituted or pending that seeks to challenge or delay the Offer or could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares;

•	no changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to materially and adversely affect our business, financial condition, results of operations, or prospects or the value of our shares or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our shares;

•	no general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, shall have occurred;

•	no commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business shall have occurred;

•	no decrease of more than 10% in the market price for our shares measured from the close of trading on August 9, 2007 or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 9, 2007 shall have occurred, and no significant increase in interest rates shall have occurred;

•	no person shall have proposed, announced or made a tender or exchange offer, merger, acquisition, business combination or other similar transaction with or involving us, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business (in each case other than the Offer or in connection with our planned disposition of HD Supply described in Section 2);

•	no person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than anyone who publicly disclosed such ownership in a Schedule 13D or 13G filed with the SEC on or before July 9, 2007). No person or group which has made such filing on or before July 9, 2007 shall have acquired or proposes to acquire an additional 1% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding shares;

•	no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us (other than in connection with our planned disposition of HD Supply described in Section 2);

•	no change (or event involving a prospective change) shall have occurred that could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares; and

•	our determination that the consummation of the Offer will not cause our common stock to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The Offer is subject to these conditions, and a number of other conditions, all of which are described in greater detail in Section 7. The foregoing addresses the conditions under which we are not obligated to complete the Offer.

How do I tender my shares?

The following persons do not need to take any action in response to this Supplement to tender shares:

•	shareholders that have already tendered shares under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including shareholders who checked the box captioned “Shares Tendered at Price Determined Under the Tender Offer” in the Original Letter of Transmittal or in the instruction form provided to them by a broker, dealer, commercial bank, trust company or other nominee, and that do not wish to change that direction;

•	participants in the FutureBuilder Plans who have already instructed the plan trustee to tender their shares held in such plans under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “TBD” in the election form relating to such plans, and who do not wish to change that direction;

•	participants in the Canada Plans who have already instructed the plan trustee to tender their shares held in such plans under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “2” in the election form relating to such plans, and who do not wish to change that direction; and

•	participants in the ESPP who have already instructed the plan trustee to tender their shares held in such plan under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “2” in the election form relating to such plan, and who do not wish to change that direction.

If you do not meet one of the limited exceptions described above (including, for example, if you have already tendered shares and indicated a price between (and including) $42.25 and $44.00 per share, or a price between $39.00 and $42.00 per share and wish to change that direction) and you desire to tender all or any portion of your shares, you must do one of the following before 5:00 p.m., New York City time, on Friday, August 31, 2007, or any later time and date to which the Offer may be extended:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you through the book-entry transfer facility;

•	if you hold certificates or DRS shares in your own name, you must complete and sign an Amended Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares or the amount of DRS shares you wish to tender and any other documents required by the Amended Letter of Transmittal to Computershare;

•	if you are an institution participating in the book-entry transfer facility, you must tender your shares according to the procedure for book-entry transfer described in Section 3;

•	if you are unable to deliver the certificates for the shares or the other required documents to Computershare or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3;

•	if you are a participant in a Savings and Retirement Plan, and you wish to tender any of your shares held in any of those plans, you must follow the separate instructions and procedures described in Section 3 (including an earlier deadline for delivering materials) and you must review the separate materials related to the applicable plans enclosed with the Offer to Purchase and this Supplement for instructions; however, FutureBuilder Plan participants should be aware that the delivery of an Amended Election Form will supersede any prior instructions (whether or not these prior instructions would otherwise remain valid, in whole or in part) and your prior instructions shall be deemed withdrawn;

•	if you hold shares in our DepotDirect Plan, you may tender such shares by completing and signing the Amended Letter of Transmittal, including the appropriate section for shares acquired through the DepotDirect Plan;

•	if you hold shares through the ESPP and you wish to tender any of such shares, you must follow the separate instructions and procedures described in Section 3 of the Offer to Purchase (including an earlier deadline for delivering materials) and you must review the separate ESPP materials enclosed with the Offer to Purchase and this Supplement for instructions;

•	if your previous tender remains valid but you wish to change your directions, you must withdraw your shares and resubmit them with your new directions in accordance with the appropriate instructions described above; and

•	if you are a holder of vested options to purchase shares under our equity compensation plans, you may exercise your vested options and tender any of the shares issued upon exercise; however, exercises of options cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason.

If you do not meet one of the limited exceptions described above you must properly complete the Amended Letter of Transmittal, including the section relating to the price at which you are tendering shares, to validly tender shares other than shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee or shares held in the Savings and Retirement Plans or shares held through the ESPP.

If you do not meet one of the limited exceptions described above you must properly complete the applicable Amended Election Form, including the section relating to the price at which you are tendering shares, to validly tender shares held in the Savings and Retirement Plans or shares held through the ESPP.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Supplement. See Section 3 and the Instructions to the Amended Letter of Transmittal.

Once I have tendered shares in the Offer, may I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Friday, August 31, 2007, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on September 4, 2007. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw tendered shares, you must deliver a written notice of withdrawal with the required information to Computershare while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to Computershare or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your shares. If you wish to withdraw tendered shares held in the Savings and Retirement Plans or the ESPP, you must withdraw all such tendered shares. If you withdraw shares held in any of such plans, you must re-tender any such shares you wish to tender in the Offer.

What is the recent market price of my shares?

On July 9, 2007, the last trading day prior to the announcement of the tender offer, the reported closing price of our common stock on the NYSE was $40.23 per share. On August 9, 2007, the last trading day prior to printing this Supplement, the reported closing price of our common stock on the NYSE was $35.79 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

When and how will the Company pay for the shares I tender?

We will pay the purchase price, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the Expiration Time and acceptance of the shares for payment. We will announce the preliminary results of

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the Offer, including price and information about any proration, on the day following the Expiration Time. We do not expect, however, to announce the final results of any proration and begin paying for tendered shares until at least seven business days after the Expiration Time. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with Computershare. Computershare will act as your agent and will transmit to you (or to your broker, dealer, trustee, plan administrator or other nominee) the payment for all your shares accepted for payment. See Section 5.

The Company historically has paid a dividend in August or September of each year. If the Company declares a dividend to be paid in September this year, will I receive the dividend if I have tendered my shares prior to the date the dividend is paid?

If we pay a dividend in September 2007, we will pay such dividend to the persons who were shareholders of record at the close of business on an earlier record date for the dividend. We will not purchase any shares in the Offer until after the Expiration Time, so if the Expiration Time is after the record date, tenders of shares in the Offer will not affect the receipt of this dividend by our shareholders. The declaration of dividends is subject to the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors.

Who may I talk to if I have questions?

If you have any questions regarding the Offer, please contact D. F. King & Co., Inc., the Information Agent, at 1-800-628-8536, Lehman Brothers Inc., the Lead Dealer Manager, at 1-888-610-5877, or Merrill Lynch & Co., the Co-Dealer Manager, at 1-877-653-2948. Banks and brokers may call the Information Agent collect at 1-212-269-5550. Additional contact information for the Information Agent, the Lead Dealer Manager and the Co-Dealer Manager is set forth on the back cover page of this document.

If you are a participant in a Saving and Retirement Plan or the ESPP and you have questions regarding the Offer, please contact your plan administrator.

INTRODUCTION

The Home Depot, Inc., a Delaware corporation, has amended its offer to its shareholders to tender shares of its common stock, $0.05 par value per share, for purchase by the Company. The Company is now offering to purchase up to 250 million shares at a price not greater than $42.00 per share nor less than $37.00 per share, net to the seller in cash, less applicable withholding taxes and without interest. Prior to this Supplement, the tender offer, proration period and related withdrawal rights were scheduled to expire at 5:00 p.m., New York City time on Thursday, August 16, 2007. However, the Company has extended the tender offer, and the tender offer, proration period and withdrawal rights will now expire at 5:00 p.m., New York City, time on Friday, August 31, 2007, unless further extended. You may withdraw your previously tendered shares at any time, unless such shares have already been accepted for payment by us as provided in the Offer.

Except as otherwise set forth in this Supplement or the Amended Letter of Transmittal, the terms and conditions set forth in the Original Offer to Purchase and the Original Letter of Transmittal remain applicable in all respects. To the extent that any information or amendment contained in this Supplement is inconsistent with the information in the Original Offer to Purchase, the information and amendments in this Supplement shall control.

Tenders of shares, Letters of Transmittal, Notices of Guaranteed Delivery, Instructions to brokers, dealers, commercial banks, trust companies or other nominees, and election forms for participants in the Savings and Retirement Plans or ESPP, submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. All other shareholders that do not meet one of these limited exceptions (including, for example, persons who have tendered, or directed that their shares be tendered, under the Original Offer to Purchase and indicated a price between $42.25 and $44.00 per share), and that wish to participate in this tender offer should treat this extension as a new tender offer, whether or not he, she or it wishes to make any change in his, her or its previous instructions.

All references in the Original Offer to Purchase and in the related tender offer documents to the price range for the Offer or the price at which we are offering to purchase shares now mean a price of not greater than $42.00 per share nor less than $37.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. All references to the minimum price in the Offer (previously $39.00 per share) now mean a minimum price of $37.00 per share and all references to the maximum price in the Offer (previously $44.00 per share) now mean a maximum price of $42.00 per share. All references to the aggregate purchase price assuming a purchase price at the minimum price in the Offer now mean an aggregate purchase price of $9.25 billion and all references to the aggregate purchase price assuming a purchase price at the maximum price in the Offer now mean an aggregate purchase price of $10.5 billion.

All references to the Expiration Time in the Original Offer to Purchase or the related tender offer documents now mean 5:00 P.M., New York City time, on August 31, 2007 unless we, in our sole discretion, further extend the period of time during which the Offer will remain open or terminate the Offer.

All references to the Notice of Guaranteed Delivery, the Election Form for participants in the FutureBuilder Plans, the Election Form for participants in the Canada Plans, and the Election Form for participants in the ESPP now mean the Amended Notice of Guaranteed Delivery, the Amended Election Form for participants in the FutureBuilder Plans, the Amended Election Form for participants in the Canada Plans, and the Amended Election Form for participants in the ESPP, respectively.

Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of the Original Offer to Purchase as amended by this Supplement, including the Financing Condition.

In addition to the changes to the information included in the Original Offer to Purchase described above in this Supplement, the information in the Original Offer to Purchase is subject to the following, which amends and supplements such information as described below.

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THE TENDER OFFER

1.	Procedures for Tendering Shares (page 7 of the Original Offer to Purchase)

Section 3 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 3.

“Tenders of shares, Letters of Transmittal, Notices of Guaranteed Delivery, Instructions to brokers, dealers, commercial banks, trust companies or other nominees, and election forms for participants in the Savings and Retirement Plans or ESPP, submitted in connection with the Original Offer to Purchase are no longer effective, subject to limited exceptions for certain previous tenders described below. All other shareholders that do not meet one of these limited exceptions (including, for example, persons who have tendered, or directed that their shares be tendered, under the Original Offer to Purchase and indicated a price between $42.25 and $44.00 per share), and that wish to participate in this tender offer should treat this extension as a new tender offer, whether or not he, she or it wishes to make any change in his, her or its previous instructions.

The following persons do not need to take any action in response to this Supplement to tender shares:

•	shareholders that have already tendered shares under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including shareholders who checked the box captioned “Shares Tendered at Price Determined Under the Tender Offer” in the Original Letter of Transmittal or in the instruction form provided to them by a broker, dealer, commercial bank, trust company or other nominee, and that do not wish to change that direction;

•	participants in the FutureBuilder Plans who have already instructed the plan trustee to tender their shares held in such plans under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “TBD” in the election form relating to such plans, and who do not wish to change that direction;

•	participants in the Canada Plans who have already instructed the plan trustee to tender their shares held in such plans under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “2” in the election form relating to such plans, and who do not wish to change that direction; and

•	participants in the ESPP who have already instructed the plan trustee to tender their shares held in such plan under the Original Offer to Purchase and indicated a price between $39.00 and $42.00, including participants who have instructed the plan trustee to tender their shares at the price determined pursuant to the Offer by checking the box captioned “2” in the election form relating to such plan, and who do not wish to change that direction.

In addition, FutureBuilder Plan participants should be aware that the delivery of an Amended Election Form will supersede any prior instructions (whether or not these prior instructions would otherwise remain valid, in whole or in part) and your prior instructions shall be deemed withdrawn.”

2.	Conditions of the Tender Offer (page 15 of the Original Offer to Purchase)

The last bullet point on page 15 of the Original Offer to Purchase is hereby amended by replacing such bullet point in its entirety with the following:

“•	There has been a decrease of more than 10% in the market price for our shares measured from the close of trading on August 9, 2007 or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 9, 2007, or any significant increase in interest rates;”

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3.	Price Range of the Shares; Dividends (page 17 of the Original Offer to Purchase)

The last line of the second paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such line in its entirety with the following:

“Second Quarter Ended July 29, 2007	$41.01	$36.72
Third Quarter (through August 9, 2007)	$38.42	$35.12	”

The first sentence of the third paragraph under Section 8 of the Original Offer to Purchase is hereby amended by replacing such sentence in its entirety with the following:

“On July 9, 2007, the last trading day prior to the announcement of the tender offer, the reported closing price of our common stock on the NYSE was $40.23 per share. On August 9, 2007, the last trading day prior to printing this Supplement, the reported closing price of our common stock on the NYSE was $35.79 per share.”

4.	Source and Amount of Funds (page 17 of the Original Offer to Purchase)

Section 9 of the Original Offer to Purchase is hereby amended and supplemented by adding the following as the second paragraph of such Section 9:

“On August 9, 2007, we announced that we were in discussions with the prospective purchasers of HD Supply for the purpose of restructuring the agreement for the sale of HD Supply, and that these discussions could result in a reduction of the agreed-upon purchase price. To the extent, if any, that there is any reduction in the net proceeds from the sale of HD Supply, we expect to use additional available cash to pay for the shares in the Offer.”

The fifth bullet point on page 18 of the Original Offer to Purchase — which describes a condition to the availability of funding under the Tender Offer Financing Facility — is hereby amended by replacing such bullet point in its entirety with the following:

“•	Home Depot’s corporate credit ratings shall be BBB+ or better by S&P and Baa1 or better by Moody’s, and in each case neither ratings organization shall have announced a reduction to a rating below BBB+ or Baa1, as the case may be;”

5.	Certain Financial Information (page 19 of the Original Offer to Purchase)

The unaudited pro forma condensed consolidated financial data is amended and supplemented to give effect to the purchase of 250 million shares pursuant to the Offer at the maximum offering price of $42.00 per share, funded from the net proceeds from the sale of HD Supply of $9.5 billion and $1.0 billion of cash and short term investments. This change will not affect any line items in the unaudited pro forma condensed consolidated financial data included in the Original Offer to Purchase, except as follows:

•	All adjustments in the amount of $11,015 million are changed to adjustments of $10,525 million.

•	Pro forma cash and short-term investments increases from $520 million to $1,010 million.

•	Pro forma total current assets increases from $16,166 million to $16,656 million.

•	Pro forma total assets increases from $44,214 million to $44,704 million.

•	Pro forma treasury stock decreases from $27,490 million to $27,000 million.

•	Pro forma total stockholders’ equity increases from $15,959 million to $16,449 million.

•	Pro forma total liabilities and stockholders’ equity increases from $44,214 million to $44,704 million.

•	Pro forma book value per share increases from $9.34 to $9.62.

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The table captioned “Impact of Each 10 Million Share Decrease in Number of Shares Purchased” in Section 10 “Certain Financial Information” is hereby amended by replacing such table in its entirety with the following:

“Impact of Each 10 Million Share Decrease in Number of Shares Purchased

	Purchase Price of Shares in
	the Offer
	$37.00	$39.50	$42.00

Cash and shareholders’ equity as of April 29, 2007 (in million)	$370	$395		$420
Book value per share as of April 29, 2007	$0.16	$0.17		$0.19
Diluted EPS for the quarter ended April 29, 2007	$—	$—	$	—”

Notes 1 and 2 to the unaudited pro forma condensed consolidated financial data in Section 10 “Certain Financial Information” are hereby amended by replacing such notes in their entirety with the following:

“1. Net adjustments to cash and cash equivalents of $10.525 billion assume the use of $10.5 billion of cash for share repurchases in the Offer plus $25 million in estimated fees associated with the Offer.

2. The decrease in shareholders’ equity assumes $10.5 billion for share repurchases pursuant to the Offer. The number of shares to be repurchased is assumed to be 250 million at the maximum purchase price of $42.00 per share. If we were to purchase an additional 2% of outstanding shares, this would result in an additional decrease in shareholders’ equity and cash of $1.5 billion at the minimum purchase price of $37.00 per share and $1.7 billion at the maximum purchase price of $42.00 per share.”

The unaudited pro forma consolidated financial data included herein is not necessarily indicative of our financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the Offer been completed, or the reclassification of HD Supply to a discontinued operation been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future.

We have included the unaudited pro forma consolidated financial data herein solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in the Offer to Purchase under “Forward-Looking Statements” and those described in our Annual Report on Form 10-K incorporated by reference in this Offer to Purchase.

6.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares (page 26 of the Original Offer to Purchase)

Section 12 of the Original Offer to Purchase is hereby amended and supplemented by adding the following to the end of such Section 12:

“•	On July 28, 2007 (when the stock price was $36.75, the closing price of the previous trading day), pursuant to the Non-Employee Directors’ Plan, we made grants of 41 deferred stock units as payment of meeting fees for a Board of Directors committee meeting to each of Ms. Johnson-Leipold and Mr. Jackson.

•	On August 8, 2007 (when the stock price was $37.80), pursuant to the Non-Employee Directors’ Plan, we made grants of 53 deferred stock units as payment of meeting fees for a Board of Directors meeting to each of Mr. Brenneman, Mr. Clendenin, Mr. González, Mr. Hart, Mr. Jackson and Mr. Johnston.”

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The Amended Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare, Inc.

By First Class Mail: Computershare, Inc. P.O. Box 859208 Braintree, MA 02185-9208 Attn: Voluntary Dept	By Registered, Certified, Express or Overnight Delivery: Computershare, Inc. 161 Bay State Drive Braintree, MA 02184 Attn: Voluntary Dept.

DELIVERY OF THE AMENDED LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the Amended Letter of Transmittal or the Amended Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Shareholders Call Toll-Free: 800-628-8536
Banks and Brokers Call Collect: 212-269-5550

The Lead Dealer Manager for the Offer is:	The Co-Dealer Manager for the Offer is:

Lehman Brothers Inc. Corporate Services 745 Seventh Avenue New York, NY 10019 Toll-free: 888-610-5877 Call Collect: 212-526-7850	Merrill Lynch & Co. Special Equity Transactions 4 World Financial Center New York, NY 10080 Toll-free: 877-653-2948 Call Collect: 609-818-8000